EXHIBIT 99.2

                                   Appendix A


       FORM OF AMENDED AND RESTATED INDEMNIFICATION AND EXCULPATION LETTER

Date:  [________], 2006

To:  [___________]

       It is in the best interest of Tikcro Technologies Ltd. (the "Company") to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming increasingly reluctant to serve high growth companies or publicly-held companies unless they are provided with adequate protection through insurance and indemnification in connection with such service.

       You are or have been appointed a director, officer and/or employee of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

       The Company and you intend for this Amended and Restated Indemnification and Exculpation Letter (this "Amended and Restated Agreement") to amend, restate and supersede in its entirety that certain Indemnification and Exculpation Letter between you and the Company, dated _______ (the "Original Indemnity Agreement").

       Accordingly, in consideration of your continuing to serve the Company, you and the Company agree as follows:

1. The Company hereby undertakes to fully indemnify you and hold you harmless in respect of the following arising from or in connection with any act or omission ("action") irrespective of the severity of the action, taken or made by you in your capacity as a director, officer and/or employee of the Company, or in consequence of being such a person (in any case, whether arising after, on or prior to the date hereof) including if you were, are or are threatened to be, a party to or a participant (as a witness or otherwise) in any Proceeding (as defined below):

       1.1 any financial obligation, including but not limited to, amounts and fines due pursuant to any judgment, order, action, conviction or settlement, imposed on you or incurred by you in favor of another person or entity of any kind, including but not limited to, any shareholders, the Company, any authority (including but not limited to U.S. Securities and Exchange Commission), either in Israel, the United States or any other jurisdiction in the world, by a judgment, action, suit or proceeding whether civil, criminal, administrative or investigative, including a settlement approved by the Company (which approval shall not be unreasonably withheld) or an arbitrator's award either approved by court or the Company;

       1.2 all reasonable attorneys' fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, a Proceeding (collectively, "Expenses"). Expenses also shall include Expenses incurred in connection with any appeal resulting from any Proceeding, including without limitation the premium, security for, and other costs relating to any cost bond or other appeal bond or its equivalent, including all Expenses expended by you or charged to you under the circumstances described in section 1.1 above, provided, that with respect to any criminal charges, you are either acquitted, or if you are convicted of a crime, such crime does not require proof of criminal intent. For purposes of this Amended and Restated Agreement, the term "Proceeding" shall include any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the right of the Company, by its shareholders or otherwise (including but not limited to U.S. Securities and Exchange Commission), either in Israel, the United States or in any other territory in the world, and whether of a civil (including intentional or unintentional tort claims), criminal, administrative or investigative nature, in which you were, are or will be involved as a party or otherwise by reason of the fact that you are or were a director or officer of the Company, by reason of any action taken by you (or failure to act) or of any action (or failure to act) on your part while acting as a director or officer of the Company, or by reason of the fact that you are or were serving at the request of the Company as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of any other enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided hereunder.

       1.3 in addition to the expenses set forth in paragraph 1.2 above, all reasonable litigation expenses, including attorney's fees, expended by you as a result of an investigation or Proceeding instituted against you by a competent authority, provided that such investigation or Proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

       The above wording is based on the Hebrew-language provisions of the Israeli Companies Law, 1999 (the "Companies Law") and shall not be construed to limit the amount or scope of indemnification payable hereunder to the extent such payment is permitted by applicable law.

       The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a "Subsidiary") or in your capacity as a director, or observer at board of directors' meetings, of a company not controlled by the Company but where your appointment as a director or observer results from the Company's holdings in such company ("Affiliate").

       Without diminishing or impairing the obligations of the Company set forth in the preceding subparagraphs, if, for any reason, you shall elect or be required to pay all or any portion of any judgment or settlement in any Proceeding in which the Company is jointly liable with you (or would be if joined in such Proceeding), the Company shall contribute to the amount of expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred and paid or payable by you in proportion to the relative benefits received by the Company and all other officers, directors or employees of the Company who are jointly liable with you (or would be if joined in such Proceeding), on the one hand, and you, on the other hand, from the transaction from which such Proceeding arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than you who are jointly liable with you (or would be if joined in such Proceeding), on the one hand, and you, on the other hand, in connection with the events that resulted in such expenses, judgments, fines or amounts paid in settlement, as well as any other equitable considerations. The relative fault of the Company and all other officers, directors or employees of the Company who are jointly liable with you (or would be if joined in such Proceeding), on the one hand, and you, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary, and the degree to which their conduct is active or passive. For the avoidance of doubt, the obligations of the Company to indemnify you hereunder apply to any claims for contribution which may be brought against you by officers, directors or employees of the Company who may be jointly liable with you.

2. The Company will not indemnify you for amounts you may be obligated to pay solely in respect of the exclusions under section 263 of the Companies Law, as determined by final court decision.

3. The Company will make available all amounts needed in accordance with paragraph 1 above in a wire transfer to your account or as directed by you on the date on which such amounts are due ("Time of Indebtedness").

       As part of the aforementioned undertaking, the Company will make available to you upon request any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

       Notwithstanding any provision of this Amended and Restated Agreement to the contrary and to the fullest extent permitted by applicable law, the Company shall advance the Expenses incurred by you in connection with any Proceeding within ten (10) days after the receipt by the Company of a statement or statements requesting such advances from time to time, whether prior to or after final disposition of any Proceeding. Advances shall be unsecured and interest free. Advances shall be made without regard to your ability to repay the Expenses and without regard to your ultimate entitlement to indemnification under the other provisions of this Agreement. Advances shall include any and all reasonable Expenses incurred pursuing a Proceeding to enforce this right of advancement. You shall qualify for advances solely upon the execution and delivery to the Company of an undertaking providing that you undertake to repay the advance to the extent that it is ultimately determined by a court of competent jurisdiction, in a final and non-appealable order that you are not entitled to be indemnified by the Company under the provisions of this Amended and Restated Agreement, the Company's articles of association, the Companies Law or otherwise. This Paragraph shall not apply to any claim made by you for which indemnity is excluded under paragraph 7 of this Amended and Restated Agreement.

        The Company shall not settle any action, claim or Proceeding (in whole or in part) which would impose any Expense, judgment, fine, penalty or limitation on you without your prior written consent.

4. The Company will indemnify you even if at the relevant Time of Indebtedness, or at any time thereafter, you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the date hereof.

5. The indemnification for amounts covered in paragraph 1.1 above shall apply insofar as it results from your actions in the following matters or in connection therewith or in relation thereto:

       5.1 The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

       5.2 Occurrences resulting from the Company's status as a public company, and/or from the fact that the Company's securities were issued to the public and/or are traded on a stock exchange, whether in Israel, the United States or in any other jurisdiction;

       5.3 Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like, including without limitation, all actions related to the initiative and management of new technology projects of the Company or through Subsidiaries or Affiliates which shall be from time to time;

       5.4 The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

       5.5 Actions in connection with the merger or proposed merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

       5.6 Actions in connection with the sale or proposed sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

       5.7 Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof, including without limitation, Silicon Value and STMicroelectronics;

       5.8 Actions taken in connection with labor relations and/or employment matters in the Company Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers, including stock options granted or promised (or allegedly promised) thereto or exchanges of such options with other securities;

       5.9 Actions in connection with the development, testing sale or any other usage of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

       5.10 Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to all types of intellectual property rights;

       5.11 Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not, including but not limited to, policies and internal control procedures required under U.S. law or regulations or stock market rules.

       5.12 Actions taken in connection with the financial reporting of the Company or any of its Subsidiaries or Affiliates, and in providing guidance and financial outlook to the public regarding future performance thereof.

       5.13 Any action or decision in relation to work safety and/or working conditions.

       5.14 Negotiation for, signing and performance of insurance policies, and any actions or omissions resulting in inadequate safety measures and/or malpractice of risk management and/or the failure to maintain appropriate insurance.

       5.15 Any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, a Subsidiary and/or an Affiliate, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

       5.16 Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, a Subsidiary and/or an Affiliate, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

       5.17 Any claim or demand made directly or indirectly in connection with complete or partial failure by the Company, a Subsidiary and/or an Affiliate, or their respective directors, officers and employees, to pay, report, maintain applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

6. The total amount of indemnification under paragraph 1.1 that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to 25% of the Company's shareholders' equity (based on the last balance sheet approved by the Board of Directors of the Company), but not less than US$5,000,000, per each cause of action.

7. The rights of indemnification and to receive advancement of Expenses as provided by this Amended and Restated Agreement shall not be deemed exclusive of any other rights to which you may at any time be entitled under applicable law or otherwise. No amendment, alteration or repeal of this Amended and Restated Agreement or of any provision hereof shall limit or restrict any of your rights under this Amended and Restated Agreement in respect of any action taken or omitted by you in your status as a director, officer or employee prior to such amendment, alteration or repeal. To the extent that a change in Israeli law, whether by statute or judicial decision, permits greater indemnification or advancement of Expenses than would be afforded currently under the Company's articles of association or this Amended and Restated Agreement, it is the intent of the parties hereto that you shall enjoy by this Amended and Restated Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

       To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, trustees, partners, managing members, fiduciaries, employees, or agents of the Company or of any other related enterprise which such person serves at the request of the Company, you shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, officer, trustee, partner, managing member, fiduciary, employee or agent under such policy or policies. If, at the time the Company receives notice from any source of a Proceeding as to which you are a party or a participant (as a witness or otherwise), the Company has director and officer liability insurance in effect, the Company shall give prompt notice of such Proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on your behalf, all amounts payable as a result of such Proceeding in accordance with the terms of such policies.

       In the event of any payment under this Amended and Restated Agreement, the Company shall be subrogated to the extent of such payment to all of your rights of recovery, and you shall execute all papers reasonably required and take all reasonable action necessary to secure such rights.

       In order to avoid any doubt, it is hereby clarified that the indemnification payable pursuant to this Amended and Restated Agreement shall be payable regardless of any obligations arising under an insurance policy and/or any other indemnification agreement to cover any payment of any type incurred by you, provided, however, that any payment made hereunder by the Company shall be returned to the Company only to the extent that the same obligation is ultimately covered and actually paid directly to you, free of any deductions or the like, pursuant to such insurance policy and/or other indemnification agreement and up to that amount that is actually paid to you.

8. Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9. In all indemnifiable circumstances indemnification will be subject to the following:

       9.1 You shall promptly notify the Company of any Proceedings initiated against you without delay following your first becoming aware thereof, and shall promptly deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

       9.2 Other than with respect to Proceedings that have been initiated against you by the Company or in its name, the retention of your primary counsel shall be with the consent of the Company which shall not be unreasonably withheld.

              Alternatively, with your consent, you shall execute all documents required to enable the Company and/or its attorney to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

              For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Amended and Restated Agreement and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding irrespective of its severity of conduct without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Amended and Restated Agreement and/or pursuant to law or otherwise result in your payment of any amounts.

       9.3 You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

       9.4 Compromise or settlement agreement reached by you in any suit, demand or other proceeding as aforesaid shall require the Company's consent to such compromise or settlement.

10. In addition, the Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages of any kind caused as a result of a breach of your duty of care to the Company, regardless of the applicable standard of conduct, such as but not limited to, negligence or gross negligence. Accordingly, no action shall be brought by or on behalf of the Company in respect thereof, and the Company shall fully indemnify you for your expenses and damages in respect of any such action brought against you by or on behalf of the Company.

11. If for the validation of any of the undertakings in this Amended and Restated Agreement any act, resolution, approval or other procedure is required, the Company warrants and represents that it has caused them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

12. In addition, for the avoidance of doubt, it is hereby clarified and acknowledged by the Company that nothing contained in this Amended and Restated Agreement shall derogate from the Company's right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above.

13. Any re-organization, change of control, merger or acquisition or the like of the Company, including without limitation, a change of the Board of Directors or change of management, will not derogate from the Company's obligations under this Amended and Restated Agreement. This Amended and Restated Agreement shall be binding upon the Company and its successors (including the surviving company in a merger with the Company) and assigns, and shall inure to your benefit and your estate, heirs, legal representatives and assigns.

       The Company agrees that if there is a change of control of the Company (other than a change in control which has been approved by a majority of the Company's Board of Directors who were directors immediately prior to such change in control) then with respect to all matters thereafter arising concerning your rights to payments of Expenses and expense advances under this Amended and Restated Agreement or any other agreement or under the Company's Memorandum or Articles of Association as now or hereafter in effect, the Company shall seek legal advice only from Independent Legal Counsel (as defined below) selected by you and approved by the Company (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and to you as to whether and to what extent you would be permitted to be indemnified under applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees for the Independent Legal Counsel referred to above and to fully indemnify such counsel. For purposes of this Amended and Restated Agreement, "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with this provision, who shall not have otherwise performed services for the Company or for you within the last three years (other than with respect to matters concerning your rights under this Agreement, or of other beneficiaries under similar indemnity agreements).

14. In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that you are entitled to indemnification under this Amended and Restated Agreement if you have submitted a proper request for indemnification under this Amended and Restated Agreement, and the Company shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

       The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement or by applicable law) of itself adversely affect your right to indemnification or create a presumption that you did not act in good faith and in a manner which you reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that you had reasonable cause to believe that your conduct was unlawful. For purposes of any determination of good faith, you shall be deemed to have acted in good faith if your action is based on the records or books of account of the Company or other relevant enterprise, including financial statements, or on information supplied to you by the officers of the Company or applicable enterprise in the course of their duties, or on the advice of legal counsel or on information or records given or reports made by an independent certified public accountant or by an appraiser or other expert. The provisions of this Paragraph shall not be deemed to be exclusive or to limit in any way the other circumstances in which you may be deemed or found to have met the applicable standard of conduct set forth in this Amended and Restated Agreement.

       The knowledge and/or actions, or failure to act, of any other director, officer, trustee, partner, managing member, fiduciary, agent or employee shall not be imputed to you for purposes of determining the right to indemnification under this Amended and Restated Agreement.

15.    The ability of the Company to indemnify its "office  holders"
       (as defined in the Companies Law) is limited under the Companies Law.
       If any undertaking included in this Amended and Restated Agreement is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

16. This Amended and Restated Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel. All disputes shall be resolved exclusively in the District Court of Tel Aviv. If the Company denies your request for indemnification (including expense advances) provided for in this Amended and Restated Agreement, in whole or in part, and the court rules in your favor in an action against the Company for such indemnification, the Company shall reimburse you for all your expenses incurred in connection with such action.

17. This Amended and Restated Agreement shall continue until and terminate upon the later of: (a) ten (10) years after the date that you shall have ceased to serve as a director or officer of the Company or as a director, officer, trustee, partner, managing member, fiduciary, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which you served at the request of the Company; or (b) one (1) year after the final termination of any Proceeding (including any rights of appeal thereto) in respect of which you are granted rights of indemnification or advancement of Expenses hereunder; provided, however, that with respect to subparagraph
       (b) hereof, this Amended and Restated Agreement shall in such event terminate only with respect to the Proceeding in question and not with respect to any other Proceeding.

18. This Amended and Restated Agreement amends, restates and supersedes the Original Indemnity Agreement in its entirety.

Kindly sign and return the enclosed copy of this Amended and Restated Agreement to acknowledge your agreement to the contents hereof.

                            Very truly yours,

                            TIKCRO TECHNOLOGIES LTD.

                            By:______________________
                               Name:
                               Title:

Accepted and agreed to as of the date first above written:

_________________________
Name: